July 24, 2014

VIA EDGAR                                    File No. 333-197954

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

TransUnion Holding Company, Inc., a Delaware corporation (the “Corporation”), hereby requests that its Registration Statement on Form S-1 (File No. 333-197954) filed with the Securities and Exchange Commission (the “Commission”) on July 24, 2014 (the “Registration Statement”), together with all exhibits thereto, be withdrawn, with such withdrawal to be effective as of the date hereof pursuant to Rule 477 under the Securities Act of 1933, as amended.

The Corporation is requesting withdrawal of the Registration Statement because of a filing error relating to the EDGAR coding. The Registration Statement was incorrectly coded and filed as an “S-1,” whereas the Corporation intended the Registration Statement to be filed with the Commission as a Post-Effective Amendment to its Registration Statement on Form S-1 (File No. 333-190827) originally filed with the Commission on August 26, 2013 (the “Original Registration Statement”). The Corporation will refile the Registration Statement as a Post-Effective Amendment to the Original Registration Statement. No securities were sold pursuant to the Registration Statement.

If you have any questions regarding the foregoing application for withdrawal, please contact Mick Forde, Vice President - Legal & Regulatory of the Corporation, at (312) 985-3189.

TransUnion Holding Company, Inc.

By:    /s/ MICK FORDE
Mick Forde
Vice President - Legal & Regulatory